SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

(Amendment No. 3)*

Moody’s Corporation

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

615369105

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
**	There is no change in beneficial ownership being reported on this Schedule 13G. This filing is made in connection with the Reporting Persons ceasing to file a Schedule 13D with respect to Moody’s Corporation

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

13G

CUSIP No. 615369105	Page 2 of 9 Pages

1	Name of reporting persons I.R.S. identification no. of above persons (entities only) Warren E. Buffett
2	Check the appropriate box if a member of a group* (a) ☒ (b) ☐
3	SEC use only
4	Citizenship or place of organization United States Citizen
Number of shares beneficially owned by each reporting person with	5	Sole voting power NONE
	6	Shared voting power 24,669,778
	7	Sole dispositive power NONE
	8	Shared dispositive power 24,669,778
9	Aggregate amount beneficially owned by each reporting person 24,669,778
10	Check box if the aggregate amount in Row (9) excludes certain shares* ☐ Not Applicable.
11	Percent of class represented by amount in Row 9 11.5%
12	Type of reporting person* IN

13G

CUSIP No. 615369105	Page 3 of 9 Pages

1	Name of reporting persons I.R.S. identification no. of above persons (entities only) Berkshire Hathaway Inc.
2	Check the appropriate box if a member of a group* (a) ☒ (b) ☐
3	SEC use only
4	Citizenship or place of organization State of Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power NONE
	6	Shared voting power 24,669,778
	7	Sole dispositive power NONE
	8	Shared dispositive power 24,669,778
9	Aggregate amount beneficially owned by each reporting person 24,669,778
10	Check box if the aggregate amount in Row (9) excludes certain shares* ☐ Not applicable.
11	Percent of class represented by amount in Row 9 11.5%
12	Type of reporting person* HC, CO

13G

CUSIP No. 615369105	Page 4 of 9 Pages

1	Name of reporting persons I.R.S. identification no. of above persons (entities only) National Indemnity Company
2	Check the appropriate box if a member of a group* (a) ☒ (b) ☐
3	SEC use only
4	Citizenship or place of organization State of Nebraska
Number of shares beneficially owned by each reporting person with	5	Sole voting power NONE
	6	Shared voting power 24,669,778
	7	Sole dispositive power NONE
	8	Shared dispositive power 24,669,778
9	Aggregate amount beneficially owned by each reporting person 24,669,778
10	Check box if the aggregate amount in Row (9) excludes certain shares* ☐ Not applicable.
11	Percent of class represented by amount in Row 9 11.5%
12	Type of reporting person* IC, CO

13G

CUSIP No. 615369105	Page 5 of 9 Pages

1	Name of reporting persons I.R.S. identification no. of above persons (entities only) GEICO Corporation
2	Check the appropriate box if a member of a group* (a) ☒ (b) ☐
3	SEC use only
4	Citizenship or place of organization State of Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power NONE
	6	Shared voting power 11,973,928
	7	Sole dispositive power NONE
	8	Shared dispositive power 11,973,928
9	Aggregate amount beneficially owned by each reporting person 11,973,928
10	Check box if the aggregate amount in Row (9) excludes certain shares* ☐ Not applicable.
11	Percent of class represented by amount in Row 9 5.6%
12	Type of reporting person* HC, CO

13G

CUSIP No. 615369105	Page 6 of 9 Pages

1	Name of reporting persons I.R.S. identification no. of above persons (entities only) Government Employees Insurance Company
2	Check the appropriate box if a member of a group* (a) ☒ (b) ☐
3	SEC use only
4	Citizenship or place of organization State of Maryland
Number of shares beneficially owned by each reporting person with	5	Sole voting power NONE
	6	Shared voting power 11,973,928
	7	Sole dispositive power NONE
	8	Shared dispositive power 11,973,928
9	Aggregate amount beneficially owned by each reporting person 11,973,928
10	Check box if the aggregate amount in Row (9) excludes certain shares* ☐ Not applicable.
11	Percent of class represented by amount in Row 9 5.6%
12	Type of reporting person* IC, CO

SCHEDULE 13G

Page 7 of 9 Pages

Item 1.

	(a)	Name of Issuer:

Moody’s Corporation

	(b)	Address of Issuer’s Principal Executive Offices:

250 Greenwich Street, New York, NY 10007.

Item 2	(a).	Name of Person Filing:

Item 2	(b).	Address of Principal Business Office:

Item 2	(c).	Citizenship:

Warren E. Buffett
3555 Farnam Street
Omaha, Nebraska 68131
United States Citizen

Berkshire Hathaway Inc.
3555 Farnam Street
Omaha, Nebraska 68131
Delaware corporation

National Indemnity Company
3024 Harney Street
Omaha, Nebraska 68131
Nebraska corporation

GEICO Corporation
1 Geico Plaza
Washington, D.C. 20076
Delaware corporation

Government Employees Insurance Company
1 Geico Plaza
Washington, D.C. 20076
Maryland corporation

	(d)	Title of Class of Securities:

Common Stock

	(e)	CUSIP Number:

615369105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Warren E. Buffett (an individual who may be deemed to control Berkshire Hathaway Inc.), Berkshire Hathaway Inc., and GEICO Corporation are each a Parent Holding Company or Control Person, in accordance with §240.13d-1(b)(1)(ii)(G).

National Indemnity Company and Government Employees Insurance Company are each an Insurance Company as defined in section 3(a)(19) of the Act.

The Reporting Persons together are a Group in accordance with §240.13d-1(b)(1)(ii)(K).

Page 8 of 9 Pages

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in item 1.

(a) Amount beneficially Owned:

See the Cover Pages for each of the Reporting Persons.

(b) Percent of Class:

See the Cover Pages for each of the Reporting Persons.

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote

(ii) shared power to vote or to direct the vote

(iii) sole power to dispose or to direct the disposition of

(iv) shared power to dispose or to direct the disposition of

See the Cover Pages for each of the Reporting Persons.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

See Exhibit A.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 14th day of February, 2014

/s/ Warren E. Buffett
Warren E. Buffett

BERKSHIRE HATHAWAY INC.

By:	/s/ Marc D. Hamburg
Marc D. Hamburg

NATIONAL INDEMNITY COMPANY

By:	/s/ Marc D. Hamburg
Marc D. Hamburg
Chairman of the Board

GEICO CORPORATION		GOVERNMENT EMPLOYEES INSURANCE COMPANY

By:	/s/ Michael H. Campbell	By:	/s/ Michael H. Campbell
	Michael H. Campbell		Michael H. Campbell
	Vice President		Senior Vice President

SCHEDULE 13G

EXHIBIT A

RELEVANT SUBSIDIARIES AND MEMBERS OF FILING GROUP

PARENT HOLDING COMPANIES OR CONTROL PERSONS:

Warren E. Buffett (an individual who may be deemed to control Berkshire Hathaway Inc.)

Berkshire Hathaway Inc.

GEICO Corporation

INSURANCE COMPANIES AS DEFINED IN SECTION 3(a)(19) OF THE ACT:

National Indemnity Company

Government Employees Insurance Company

SCHEDULE 13G

EXHIBIT B

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned persons hereby agree that reports on Schedule 13G, and amendments thereto, with respect to the Common Stock of Moody’s Corporation may be filed in a single statement on behalf of each such person, and further, each of such person designates Warren E. Buffett as its agent and Attorney-in-Fact for the purpose of executing any and all Schedule 13G filings required to be made by it with the Securities and Exchange Commission.

Dated: February 14, 2014

/S/ Warren E. Buffett
Warren E. Buffett

Berkshire Hathaway Inc.

Dated: February 14, 2014

/S/ Marc D. Hamburg
	By:	Marc D. Hamburg

	Title:	Senior Vice President

National Indemnity Company

Dated: February 14, 2014

/S/ Marc D. Hamburg
	By:	Marc D. Hamburg

	Title:	Chairman

GEICO Corporation

Dated: February 14, 2014

/S/ Michael H. Campbell
	By:	Michael H. Campbell

	Title:	Vice President

Government Employees Insurance Company

Dated: February 14, 2014

/S/ Michael H. Campbell
	By:	Michael H. Campbell

	Title:	Senior Vice President